SHANE DALY
Vice President and Associate General Counsel
[ AXA EQUITABLE – LOGO ]	(212) 314-3912
Fax (212) 314-3959

LAW DEPARTMENT

April 28, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AXA Equitable Life Insurance Company
Form S-3 Registration Statement
CIK 0000727920

Commissioners:

On behalf of AXA Equitable Life Insurance Company (“AXA Equitable”), we are filing herewith, via EDGAR, AXA Equitable’s Form S-3 Registration Statement (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), with respect to interests in the Market Stabilizer Option (“MSO interests”) that are available under certain flexible premium variable universal life policies (the “VUL Policies”) offered by AXA Equitable.

Purpose of the Filing and Filing Fees

We are filing this Registration Statement to carry forward the filing fee associated with the total dollar amount of unsold securities previously registered on Form S-3 to this Registration Statement. The MSO interests under the VUL Policies are currently registered on Form S-3, Reg. No. 333-180965. As noted on the cover page of the Registration Statement, pursuant to Rule 415(a)(6) under the 1933 Act, the total dollar amount of the unsold securities previously registered on Form S-3 is being carried forward to this Registration Statement.

Request for Expedited Review

Because the Registration Statement includes primarily prospectuses and other information that were included in the prior Form S-3 registration statements and amendments thereto, we believe expedited review of the Registration Statement is appropriate. In particular, the Registration Statement includes the May 1, 2015 prospectuses for the VUL Policies and the MSO.

If the Registration Statement were eligible to be filed pursuant to Rule 424 under the 1933 Act, AXA Equitable would make the filing pursuant to Rule 424 (b)(3) because it does not include any material changes from April 26, 2012 to the date of this filing. I have reviewed the Registration Statement, and it does not include any disclosures that would render it ineligible to become effective under Rule 424 (b)(3) (assuming that the Registration Statement would be eligible for Rule 424 generally).

Tandy Representation

On behalf of the Company (the “Registrant”), we hereby make the representations below regarding the above-referenced registration statement on Form S-3 and our request for acceleration of effectiveness. The Registrant and principal underwriter are fully aware of their responsibilities under the Federal securities laws with respect to the request for acceleration of effectiveness.

1. Should the Securities and Exchange Commission (the “Commission”) or its Staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The actions of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Request For Acceleration

On behalf of AXA Equitable and the principal underwriters, AXA Distributors, LLC and AXA Advisors, LLC, we hereby request acceleration of the effectiveness of the Registration Statement, pursuant to Rule 461 under the 1933 Act, so that the Registration Statement will be declared effective no later than April 29, 2015. In this connection, AXA Equitable and the principal underwriters, AXA Distributors, LLC and AXA Advisors, LLC, have authorized me to represent on their behalf that they are aware of their obligations under the 1933 Act.

Please contact the undersigned at (212) 314-3912 if you have any questions or comments.

Very truly yours,

/s/ Shane Daly
Shane Daly

cc: Christopher E. Palmer, Esq.

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104